Countrywide Home Loans (LOGO)

400 Countrywide Way
Simi Valley, California 93065-6298

May 15, 2000

NORWEST BANK
11000 Broken Land Parkway
Columbia, MD 21044-3562
Attn: Joe Scheffer


OFFICER'S CERTIFICATE

I, Joseph Candelario, hereby certify that I am the First Vice President, Loan Administration of Countrywide Home Loans, Inc., fka Countrywide Funding Corporation. I further certify, with respect to the Servicing Agreements for Countrywide Mortgage Obligations, Inc., the following:

I have reviewed the activities and performance of the Servicer during the fiscal year ended February 29, 2000 under the Agreements and, to the best of my knowledge, based on my review, the Servicer has fulfilled all of its duties, responsibilities or obligations under the Agreements throughout the fiscal year.


Joseph Candelario
First Vice President
Compliance Officer
Loan Administration

5/17/00
Date